Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2021 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020 included in our annual report filed with the SEC on April 30, 2021. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Overview of Company

We are a biotechnology company focusing on early cancer screening and detection. We market and sell to our customers a multi-cancer screening and detection test that uses our innovative, patented CDA technology and our proprietary CDA device. In addition to early cancer screening and detection, our CDA technology has demonstrated potential to assist physicians in cancer diagnosis, prognosis and recurrence.

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy around 80%~90%. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies, such as biomarker-based tests, to detect the risk of specific cancer types.

Recent developments

On August 18, 2021, the Group completed an acquisition of 60% equity interest in Anpai (Shanghai) Health Management Consulting Co., Ltd (“Anpai Shanghai”), consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu for a consideration of RMB8.5 million approved by the Board of Directors (the “Board”), and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 18, 2021. Anpai Shanghai is engaged in providing medical screen and detection service in PRC. Pursuant to the acquisition agreement with Dr. Chang Yu, the consideration of RMB8.5 million is due in one year.

On July 22, 2021, the Group issued convertible loans with an aggregate principal amount of US$3.0 million to third-party investors. for a discounted price of US$2.7 million. The convertible loans are originally due in one year and bear interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is the lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price (“VWAP”) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1.

On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Share Incentive Plan (the “Plan”). The maximum number of Class A Ordinary Shares in the Plan shall be 1,885,300, including (i) up to 780,000 Class A Ordinary Shares issuable under the Amended and Restated 2019 Share Incentive Plan and (ii) up to 1,105,300 Class A Ordinary Shares issuable upon exercise of outstanding options granted under the Amended and Restated 2019 Share Incentive Plan.

For the period from February 1, 2021 to August 31, 2021, seven (7) employees of the Group provided notices of exercise related to options to purchase an aggregate of 386,467 ADSs (378,967 ADSs as of June 30, 2021), prior to receipt of payment. As of June 30, 2021, the total amount due from such employees was US$1,850,159.26 (378,967 ADSs issued by June 30, 2021). On September 22, 2021, Dr. Chang Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Chang Yu’s 250,000 ADSs (US$945,000 or RMB6,946,417.48) was credited against the purchase price of Anpai Shanghai due to Dr. Chang Yu (RMB8,500,000) described above, resulting in a net amount due from the Group to Dr. Chang Yu of RMB1,553,582.52. In addition, from September 18, 2021 to September 23, 2021, 3 employees fully paid their outstanding exercise price in the aggregate amount of US$279,595.26 associated with their 73,967 ADSs. The remaining holders of 62,500 options (55,000 options exercised by June 30, 2021 and the related exercise price amount is recorded as a reduction of capital as of June 30, 2021) executed a consent letter to cancel the exercise notice and release the ADSs back to the Group on September 16, 2021, where such ADSs had been cancelled on September 29, 2021.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by certain general factors that affect China’s early cancer screening and detection market, including the increasing prevalence of cancer in China, growth of total healthcare expenditures, and technological trends in cancer diagnosis, treatment and management. Unfavorable changes in these general factors could adversely affect the results of our operations. In addition to these general trends, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Market Adoption of Our CDA-Based Tests

We derive substantially all of our revenues from the sale of our CDA-based tests in China. We expect our business prospects to depend significantly on our ability to increase market adoption of our CDA-based tests in China, as well as our ability to commercialize our CDA-based tests in the U.S.

China’s large, aging population, favorable government policies, and relatively low labor costs represent substantial commercial opportunities for our business and enable us to cost-effectively conduct our cancer screening and detection tests at a large scale. However, compared to conventional, more widely accepted cancer screening and detection technologies, we face additional challenges in raising recognition and adoption of our CDA technology by physicians, patients, hospitals, medical institutions, healthcare payers and others in China’s medical community.

We believe that our CDA technology addresses many limitations of current early cancer screening and detection methods, such as its ability to detect the risk of multiple cancers early, cost-effectively and with high accuracy. We have conducted numerous research studies in cooperation with hospitals and medical institutions in China to validate our CDA technology, and we have published the results of 15 completed research studies at the American Society of Clinical Oncology, or ASCO, annual meetings and other medical conferences and medical journal supplements. To increase market adoption of our CDA-based tests, we intend to continue conducting research studies on our CDA technology on more cancer types and its applications in additional oncological areas, including assistance in diagnosis, prognosis and recurrence, and to present our study results at ASCO annual meetings and other medical conferences and publish them in important medical journals. We are also seeking to cooperate with universities and academic medical centers, hospitals and medical institutions, CROs, managed care companies and other health organizations in the U.S. to conduct research studies on our CDA technology, with a view to commercializing our CDA-based tests in the U.S. market. We plan to initially market our CDA test as an LDT(Laboratory Developed Test) in the U.S. We expect to invest significantly in research studies and obtain FDA approval in early 2022.

Regulatory Approvals for Our CDA Device by the NMPA

We are currently licensed to manufacture our CDA device and use it to perform our CDA-based tests at our own laboratories in China. To enlarge our total addressable market in China, in December 2018, we applied to the NMPA for a Class III medical device registration certificate for us to use our CDA device to assist in multi-cancer diagnosis. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these licenses, we will be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect our revenues to grow substantially after our CDA devices are approved to access the Chinese hospital segment. However, it takes at least three years with significant R&D spending and regulatory approvals to obtain a Class III medical device registration certificate and the process is subject to regulatory and other uncertainties.

Our Customer Base and Customer Mix

Our business growth depends significantly on our ability to maintain relationships with our existing customers and attract new customers. Our existing customers in China consist primarily of life insurance companies and other corporations, which offer our CDA-based tests to their insured customers and/or employees. We also attract customers by offering our CDA-based tests as part of annual physical checkup packages and by engaging sales agents to market our tests. We plan to broaden our cancer screening and detection test offerings, including by expanding the range of genomics tests currently conducted at our Haikou laboratory, to attract more customers. If we are able to obtain the Class III medical device registration certificate and update our medical device manufacture license for our CDA device, we will seek to access the Chinese hospital market segment and provide our tests to more individual customers through Chinese hospitals. We expect our marketing expenses to continue to increase as we seek to increase market adoption of our technology and tests and build up our sales channels.

Since our business scale is currently relatively small and our customers are largely corporates, the availability and timing of large CDA-based test orders could cause our revenues to fluctuate significantly from period to period. This makes it difficult to compare our historical operating results or predict our future performance.

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which were RMB17.4 million and RMB15.9 million (US$2.5 million) for the six months ended 2020 and 2021, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we conduct research studies in the U.S., we expect our research and development expenses to significantly increase. In addition, we expect to incur significant costs in research and development and regulatory approvals to obtain a Class III medical device registration certificate in the PRC. Once we receive this approval, we will incur significant external supplier costs for the manufacture of the devices.

Funding for Our Operations

We have funded our operations primarily through capital contributions from our initial public offering, our shareholders, short-term non-bank borrowings, convertible loans and loans from related parties. With the continuing expansion of our business, we will require further funding, possibly through public or private equity financings, debt financings, or other business arrangements. The availability and costs of funding could significantly impact our results of operations and financial position. Furthermore, debt financings could require us to agree to restrictive financial covenants, which could make it more difficult for us to achieve our goals.

Financial Results for the First Half 2021

Revenue

The following table sets forth our key operating data for the periods indicated:

	For the six months ended June 30,
	2020	2021
Number of commercial CDA-based tests(1) completed	12,184	20,239

Note:(1)Including our CDA tests and combination tests.

	Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)	(in thousands)	(in thousands)
Revenues:
Cancer screening and detection tests	4,036	9,240	1,431
Physical checkup packages, net	15	16	2

Total revenues increased by 128.5% to approximately RMB9.3 million (US$1.4 million) for the six months ended June 30, 2021 from approximately RMB4.1 million for the six months ended June 30, 2020, primarily due to a significant increase in our revenue from CDA-based tests. The average selling price (“ASP”) of CDA-based tests was RMB457 (US$71) for the six months ended June 30, 2021, increased by RMB126, or 38% from RMB331 in the same period of 2020, primarily due to a broader product offering of more comprehensive multi-cancer detection tests at higher price points.

Cost of Revenues

Cost of revenues increased by 61.4% to approximately RMB3.6 million (US$0.6 million) for the first six months of 2021 from approximately RMB2.2 million for the first six months of 2020, primarily attributable to the increase of CDA-based tests performed, which resulted in increased costs related to testing materials, blood sample taking and medical consumables.

Gross Profit and Gross Margin

Gross profit increased by 209.3% to approximately RMB5.7 million (US$0.9 million) for the first six months ended June 30, 2021 from approximately RMB1.8 million for the first six months ended June 30, 2020. Gross margin was approximately 61.4% for the first six months of 2021, representing an increase of 16.1 percentage points from approximately 45.3% for the first six months of 2020, primarily due to higher selling prices we charged for CDA-based tests and improved operational efficiency with higher volume of CDA-based tests performed during the first half 2021 and lower costs on outsourced biomarker-based tests.

Operating Expenses

Our operating expenses include selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)	(in thousands)	(in thousands)
Operating expenses:
Selling and marketing	(4,673)	(10,812)	(1,675)
Research and development	(7,433)	(5,616)	(870)
General and administrative	(49,825)	(41,570)	(6,438)
Impairment of long-term investments	(820)	—	—
Total	(62,751)	(57,998)	(8,983)

Selling and Marketing Expenses

Selling and marketing expenses increased by 131.4% to approximately RMB10.8 million (US$1.7 million) for the six months ended June 30, 2021 from approximately RMB4.7 million for the six months ended June 30, 2020, primarily due to higher marketing expenses as a result of our enhanced marketing efforts and increased selling and marketing personnel.

Research and Development Expenses

Research and development expenses decreased by 24.4% to RMB5.6 million (US$0.9 million) for the six months ended June 30, 2021 from RMB7.4 million for the six months ended June 30, 2020, primarily due to decreased share-based compensation expenses. As we are pushing further for regulatory approval in China and US, we expect to invest heavily in research and development activities and hiring high-technical personnel.

General and Administrative Expenses

General and administrative expenses decreased to RMB41.6 million (US$6.4 million) for the six months ended June 30, 2021 from approximately RMB49.8 million for the six months ended June 30, 2020, primarily because we had lower listing-related professional fees for the six months ended June 30, 2021.

Change in fair value of convertible debts

For the six months ended June 30, 2021 and 2020, the Company recognized an aggregated unrealized loss of approximately RMB4.3 million (US$0.7 million) and unrealized gain of approximately RMB7.3 million, respectively, due to changes in fair value of convertible debts.

Net Loss

Net loss was approximately RMB57.7 million (US$8.9 million) for the six months ended June 30, 2021, compared to net loss of approximately RMB56.1 million for the six months ended June 30, 2020. Basic and diluted loss per share was approximately RMB4.58 (US$0.71) for the six months ended June 30, 2021, reduced from that of approximately RMB5.12 for the six months ended June 30, 2020.

Taxation

BVI

Our Company is incorporated in the BVI, and we conduct our business operations primarily through our subsidiaries in China and the U.S.

All dividends, interest, rents, royalties, compensation and other amounts paid by our company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

China

Our subsidiaries in China are subject to the statutory enterprise income tax at a rate of 25%, in accordance with the EIT Law. Some of our PRC subsidiaries enjoy preferential enterprise income tax rates.

Dividends, interest, rent or royalties payable by our PRC subsidiaries to their non-PRC resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) will be subject to withholding tax at a rate of 10%, unless the jurisdiction of incorporation of the respective non-PRC resident enterprise investor has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax. If our BVI holding company were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would also be subject to enterprise income tax on its worldwide income at a rate of 25%. Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders, and have a material adverse effect on our results of operations and the value of your investment.” For the foreseeable future, we intend to invest all the undistributed earnings of our subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred.

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the six months ended June 30, 2020 and 2021. AnPac US is also subject to state income tax in California at a rate of 28% for the six months ended June 30, 2020 and 2021.

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Net loss	(56,077)	(57,689)	(8,937)
Less:
Change in fair value of convertible debts	(7,289)	4,346	673
Stock based compensation expense	17,548	15,897	2,462
Non-GAAP net loss	(45,818)	(37,446)	(5,802)

B.     Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. Management expects continuous capital financing through debt or equity issuance to support its working capital. As of June 30, 2021, our short-term debt included (i) convertible loans of RMB5.7 million (US$879,000) and (ii) short-term borrowings of RMB6.0 million (US$929,000). Subsequently we have completed the following capital raising transactions:

(i)	On February 5, 2021, we closed the issuance of convertible debentures in the aggregate principal of US$2,000,000 at a purchase price of US$1,700,000 pursuant to Regulation S under the Securities Act to certain non-U.S. investors. After deducting the original issue discount and offering expenses, the net proceeds of approximately $1.7 million will be used for general corporate purposes. The debentures will mature in twelve months on February 4, 2022 and carry an interest rate of 0% per year, which interest rate shall increase to an annual of 15% per year for any such day that the Closing Bid Price is below the Floor Price of $1.00 per share.
(ii)	On February 5, 2021, we entered into a placement agent agreement with Univest Securities, LLC for potential fundraising around US$15 million. Under the agreement, our engagement of Univest Securities, LLC is exclusive and the engagement is terminable by either party after six months from the date of the agreement. The placement agent’s obligations under this agreement are on a reasonable best efforts only. Any sale of securities by us to any purchaser will be evidenced by a separate securities purchase agreement between us and the purchaser. As of the date of this report, we have not completed any capital raise with Univest Securities LLC.
(iii)	On February 21, 2021, we entered into a share subscription agreement with a Chinese investor (the “Investor”), under which we would issue, and the Investor would acquire, a number of Class A ordinary shares for a consideration of RMB12 million at a purchase price of US$4.8 per share. We issued 387,597 Class A ordinary shares to the Investor on February 24, 2021 according to the subscription agreement at an exchange rate of RMB6.45 to US$1.00. We received the consideration in full, net of expenses, on March 18, 2021. We paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.
(iv)	On April 5, 2021, we entered into a letter of investment intent with Shanghai Shidi Investment Management Center (LLP) (“Shidi”). Pursuant to this letter, Shidi will enter into an investment agreement with us by May 5, 2021, under which it will subscribe to a number of shares in our company for total consideration of US$3 million (or RMB equivalent) at a price that is 80% of the average closing price for the twenty trading days immediately before the effective date of the investment agreement. Shidi is an affiliate of one of our existing shareholders and is currently willing to support our working capital shortfall. On June 22, 2021, the Group entered into a share subscription agreement with Shidi, under which the Group issued 425,532 Class A ordinary Shares at price of US$3.76 to the investor for gross proceeds of RMB10.4 million. In connection with the transaction, the Group paid a finder’s fee in the form of 21,276 Class A ordinary shares to a Chinese consultant. The Group received the final portion of private placement proceed of RMB 2.8 million in July 2021.

On April 12, 2021, we entered into a letter of investment intent with Zhijun Sihang Holdings Limited. Pursuant to this letter, Zhijun Sihang Holdings Limited will enter into an investment agreement with us by May 12, 2021, under which it will subscribe to a number of shares in our company for total consideration of US$3 million (or RMB equivalent) at a price that is 80% of the average closing price for the twenty trading days immediately before the effective date of the investment agreement. Zhijun Sihang Holdings Limited is one of our existing shareholders and is currently willing to support our working capital shortfall.

(v)	On July 20, 2021, AnPac Bio-Medical Science Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors pursuant to which the Company issued to the investors convertible debentures (the “Convertible Debentures”) in the principal amount of $3,014,000 at the aggregate offering price of US$2,740,000 (the “Offering”). The Offering closed on July 22, 2021. The Convertible Debentures will mature twelve months after issuance and carry an interest rate of 0% per year, subject to certain condition that may increase the rate to 15% per year. The Convertible Debentures can be converted into our ADSs, at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the daily dollar volume-weighted average price during the 10 consecutive trading days immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $2.50.

We believe that our current cash and cash equivalents, together with the financing received subsequent to year end will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the consolidated financial statement filing date.

We intend to finance our future working capital requirements and capital expenditures from cash generated from funds raised from financing activities until operating activities generate positive cash flows, if ever. We may, however, also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Substantially all of our revenues in the foreseeable future are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in U.S. dollars to us without prior SAFE approval by following these routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flow and Working Capital

As of June 30, 2021, the Company had cash and cash equivalents of RMB8.6 million (US$1.3 million), compared to RMB3.0 million as of December 31, 2020. The following table sets forth a summary of the Company’s cash flows for the periods presented:

	For six months ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)	(in thousands)	(in thousands)
Net cash used in operating activities	(53,931)	(28,297)	(4,386)
Net cash used in investing activities	(1,172)	(1,240)	(192)
Net cash provided by financing activities	58,883	34,946	5,412
Effect of exchange rate changes on cash and cash equivalents	62	154	28
Net increase in cash and cash equivalents	3,842	5,563	862
Cash and cash equivalents at the beginning of the period	6,125	3,016	467
Cash and cash equivalents at the end of the period	9,967	8,579	1,329

Operating Activities

Net cash used in operating activities for the first half of 2021 was approximately RMB28.3 million (US$4.40 million), which was primarily attributable to net loss of approximately RMB57.7 million (US$8.9 million), as adjusted to add back share-based compensation of approximately RMB15.9 million (US$2.5 million) and fair value loss on convertible loans of approximately RMB4.3 million (US$0.7 million). Our increase in net operating assets and liabilities of approximately RMB7.7 million (US$1.2 million) was primarily due to (i) an RMB6.5 million (US$1.0 million) increase in accrued expenses and other current liabilities as a result of the increased accrued service costs and consulting fees and (ii) an increase of RMB4.5 million (US$0.7 million) in other current assets, partially offset by a RMB2.3 million (US$0.4 million) increase in accounts receivable, which was in line with higher revenue generated in the first half of 2021.

Investing Activities

Net cash used in investing activities was approximately RMB1.2 million (US$0.2 million) for the first half of 2021, consisting primarily of cash paid for equipment.

Financing Activities

Net cash provided by financing activities was approximately RMB34.9 million (US$5.4 million) for the first half of 2021, consisting primarily of net proceeds from private placements of RMB26.0 million (US$4.0 million) and proceeds from convertible debt borrowings of RMB12.9 million (US$2.0 million), partially offset by repayment of related party loan of RMB4.5 million (US$0.7 million).

To date, the Company’s principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2021, the Company had RMB8.6 million (US$1.3 million) of cash and cash equivalents and a working capital deficit of RMB5.6 million (US$0.9 million). For the six months ended June 30, 2020 and 2021, the Company incurred continuous losses of RMB56.1 million and RMB57.7 million (US$8.9 million), respectively. For the six months ended June 30, 2021, the Company incurred RMB28.3 million (US$4.4 million) of negative cash flows from operations, improved from RMB53.9 million negative cash flows from operation in the same period of last year. Management expects continuous capital financing through debt or equity issuance to support its working capital. The Company has signed investment framework agreements with certain investors in aggregate of US$10 million capital injection. The investments consisted of US$5 million investment to be completed by December 31, 2021 and US$5 million investment to be completed by March 31, 2022. The Company believes that the current cash and cash equivalents, together with the financing received subsequent to period end will be sufficient to meet the Company’s anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date.

C.     Research and development, patents and licenses

The development of our CDA technology and device (together with our proprietary algorithm) is largely attributable to our integrated research and development team that comprises talent from both China and the United States. In our research and development center based in Shanghai, we conduct various ongoing research studies on our CDA technology and continue to improve our CDA device.

We believe that our research and development team possesses industry-leading expertise in the early cancer screening and detection field. As of June 30, 2021, this team had 22 members, including four with M.D. degrees and three with Ph.D. degrees. Our research and development team has a multi-disciplinary background, and most members of this team specialize in areas related or helpful to the development of our CDA technology and device, including mechatronics, physics, biomedical science or computer science. Our founder and chairman, Dr. Chris Chang Yu, our vice president in charge of R&D, Mr. Xuedong Du, and our chief medical officer, Dr. He Yu, have led our research and development team since our inception, leveraging their multi-disciplinary expertise and industry experience. These key members have spearheaded our research and development team in achieving a number of technological breakthroughs, including the design and fabrication of the microfluidic device—the key functioning component of our CDA device—and the testing of multiple cancers in a single blood test. Since 2015, our research and development team had published 15 articles on ASCO and other medical conferences and medical journal supplements to demonstrate our CDA technology’s clinical utility.

We have invested significantly in research and development since our inception. Our research and development expenses were RMB7.4 million and RMB5.6 million (US$0.9 million) for the six months ended June 30, 2020 and 2021, respectively.

Our Ongoing Research Studies on CDA Technology

In recent years, we have collaborated with a number of Chinese hospitals and medical institutions in conducting clinical studies on our CDA technology. These collaborations have enabled us to validate the effectiveness and utility of our CDA-based test in a clinical setting, explore new applications of our CDA technology, and provide us access to clinically well-characterized patient data. In addition, we have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the United States. Currently, our ongoing clinical studies on our CDA technology mainly focus on: (i) improving our CDA technology’s utility in detecting early-stage cancers with high incidences in China and the United States, as well as certain cancer types that have been considered difficult for liquid-based technology to detect; (ii) exploring this technology’s potential to dynamically monitor cancer progression and for assistance in cancer diagnosis, prognosis and recurrence; (iii) expanding this technology’s application to different oncological areas, including veterinary cancer screening and detection; and (iv) validating this technology’s ability to detect the risk of major non-cancerous diseases. The following table summarizes our ongoing research studies on CDA technology.

			Estimated
mmencement Date	Research Partner	Cancer Type	Sample Size	Study Purpose
September 2019	University of Pittsburgh Medical Center	esophageal cancer	100	for early cancer screening and detection
August 2019	University of Pittsburgh Medical Center	gynecologic cancers	40	for early cancer screening and detection
May 2019	A university in Shanghai	multiple cancers (with no specification of cancer types)	15,000	for early cancer screening and detection, as well as assistance in diagnosis, prognosis and recurrence
July 2017	A cancer center in Shanghai	multiple cancers (with no specification of cancer types)	200	for early cancer screening and detection
July 2017	University of California, Davis	sarcoma and carcinoma cancer	186	for CDA technology’s application to canine cancer areas
May 2017	Shanghai Changhai Hospital	lung and esophageal cancer	5,000	for early cancer screening and detection
May 2017	A hospital in Shanghai	lung, colorectal, gastric, breast and pancreatic cancers	1,600	for assistance in diagnosis, prognosis and recurrence, as well as early cancer screening and detection

These ongoing research studies can be categorized into the following three groups by study purpose:

Studies for Early Cancer Screening and Detection

Our current ongoing research studies in collaboration with Shanghai Changhai Hospital are based on our research agreement dated April 2017. These research studies are designed to validate our CDA technology for the screening and detection of early-stage lung and esophageal cancers. According to Frost & Sullivan, in 2018 there were approximately 867,500 and 271,600 new incidences of lung cancer and esophageal cancer in China, respectively, and lung cancer ranked first among the five most frequent cancers in China. These two cancers are also generally considered difficult for liquid-based technologies to detect with high accuracy, according to Frost & Sullivan. In this project, Shanghai Changhai Hospital is required to provide us with approximately 5,000 blood samples for research studies. Certain preliminary published testing results have shown that our CDA technology can detect the risk of NSCLC with a sensitivity rate of 85.2% and a specificity rate of 93.0% (2019 ASCO Annual Meeting; J Clin Oncol 37, e20673, 2019).

We and a cancer center in Shanghai executed a research project agreement in July 2017. In this ongoing research project, this cancer center is required to provide us with approximately 200 blood samples for the research study to validate our CDA technology’s ability to detect the risk of multiple cancer types. These cancer types include certain cancers that are generally considered difficult for liquid-based technologies to detect, such as esophageal cancer.

We also entered into a research project agreement with a university in Shanghai in May 2019. In this ongoing research project, this university will provide us with approximately 15,000 blood samples for our research studies for multiple purposes, including early cancer screening and detection of multiple cancer types (including lung and esophageal cancers), as well as assistance in diagnosis, prognosis and recurrence.

In addition, in August 2019, we and University of Pittsburgh Medical Center entered into two research agreements. Under the first of these agreements, we retained this university to perform a retrospective, blinded research study to validate our CDA technology for gynecologic cancer screening. This university is required to provide us with at least 20 samples from healthy women and at least 20 samples from ovarian cancer patients for the research study. Under the second agreement, we retained the university to conduct a single-blind research study to validate our CDA technology for esophageal cancer screening. This university is required to provide us with 50 samples for the control group and 50 samples from cancer patients for the research study.

Studies for Assistance in Diagnosis, Prognosis and Recurrence

Since May 2017, we have been working with a hospital in Shanghai on a research study on our CDA technology primarily for assistance in diagnosis, prognosis and recurrence. Under this ongoing study, this hospital is expected to provide us with approximately 1,600 blood samples. These blood samples are collected from patients diagnosed with different subtypes of lung, colorectal, gastric, breast and pancreatic cancers and at different stages of cancer development. By analyzing the pre- and post-treatment CDA values of these patients, we have found correlations between the changes in a patient’s CDA values and the cancer treatment that the patient has received.

Studies for CDA Technology’s Application to Different Oncological Areas

We have been collaborating with the Department of Veterinary Medicine of the University of California, Davis in a study on early cancer screening for canines. Through this study, we plan to expand the application of our CDA technology to veterinary cancer screening and detection.

Studies for Major Non-Cancerous Disease Detection

In addition to the above ongoing studies on our CDA technology’s applications in oncological areas, we are also conducting research on our CDA technology’s ability to detect the risk of pre-cancer diseases and various major non-cancerous diseases, including lung diseases (such as pneumonia and tuberculosis), type II diabetes, heart diseases (such as heart failure and arrhythmia), liver diseases (such as cirrhosis and hepatitis), gastric diseases (such as gastritis and gastric polyp) and biliary diseases (such as calculus of bile duct and cholecystolithiasis). Our preliminary research studies indicate that our CDA technology is able to distinguish individuals with some major non-cancerous diseases from the control group and the cancer group. More studies and further analysis of the study results are needed to validate our findings on our CDA technology’s utility in these major non-cancer areas.

Our Research on Improving our CDA Device

We have conducted substantial research to increase the operational efficiency of our CDA device and, in turn, improve our CDA test’s signal-to-noise ratio to further elevate its accuracy. Our current research in this aspect primarily focuses on enabling our device to improve our CDA technology’s ability to identify cancer types, our CDA technology’s signal-to-noise ratio and its testing throughput.

Intellectual Property

Intellectual property rights are fundamental to our business, and we devote significant time and resources to their development and protection. We rely on a combination of patent, trade secret and trademark laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property when developing our CDA technology and CDA device.

We have developed an early and strong patent position related to our CDA technology, and we continuously seek patent coverage over its new applications. As of June 30, 2021, we had filed 247 patent applications globally; among them, 148 patents had been granted, including 20 patents granted in the United States, 66 in greater China (including eight in Taiwan), and 62 in other countries and regions. Our granted patents are expected to expire between 2031 and 2037. As of the same date, we also had 95 pending patent applications, consisting of 25 in the United States, 34 in greater China (including one in Taiwan), 32 in other countries and regions, and four patent cooperation treaty, or PCT, applications.

Our patents and patent applications broadly cover apparatus and methods for detecting diseases at early stages, and they strategically encompass the important specific embodiments of these apparatus and methods. They generally fall into the following categories:

●	those relating to our CDA technology, including claims directed to methods for identifying and measuring various biophysical properties in blood samples and methods for detecting major cancer types and/or non-cancerous diseases, such as methods for detecting multiple cancers in a single blood test;
●	those relating to our CDA device, including claims directed to its key components, such as the microfluidic device; and
●	those relating to the multi-level, multi-parameter concept underlying our CDA technology, as well as our non-CDA early cancer screening and detection technologies, apparatus and methods.

According to our public searches, some of our patents, including our newly issued U.S. patents, have been cited by patent examiners and third parties (including a number of well-known global corporations and Fortune 50 companies).

Our agreements with our employees generally include assignment provisions, providing that all patents, copyrights and other intellectual property rights arising from the course of their employment with us or their using our facilities belong to us, and the employee-inventors are required assign to us all and any of their rights and title to the relevant granted patents or patent applications. In addition, we also try to protect our trade secrets and know-how through confidentiality agreements and non-disclosure provisions in our other agreements with persons who have access to them, such as our employees, consultants and research partners.

As of June 30, 2021, we also had 29 granted trademarks and no pending trademark applications in greater China, and nine granted trademarks and three pending trademark applications in the U.S.

D.     Trend Information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.     Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.     Tabular Disclosure of Contractual Obligations

Our contractual obligations include our operating lease commitments related to our business premises. The table below sets forth our contractual obligations for the as of June 30, 2021.

	For the twelve months ending June 30,
	Total	Within 1 Year	1-3 Years	3-5 Years

	(RMB in thousands)
Operating lease obligations	27,330	3,213	10,682	13,435

G.     Critical Accounting Policies and Estimates

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 and 2021 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s consolidated financial statements for the fiscal year ended December 31, 2020 included in its annual report in filed with the SEC on April 30, 2021.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax and uncertain tax positions, valuation of convertible loans, useful lives of intangible assets and property and equipment, and impairment of long-lived assets, goodwill and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are recorded at their invoiced amounts, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence, including aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not provide any impairment loss for the six months ended June 30, 2020 and 2021.

Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of December 31, 2020 and June 30, 2021 was approximately RMB2,232,000 and RMB5,674,000 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 8 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020 and June 30, 2021:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
	(thousands)	(thousands)	(thousands)
		(Unaudited)	(Unaudited)
Opening balance	24,568	2,232	346
New convertible loans issued	1,830	12,941	2,004
Conversion of accounts payable to convertible loan	—	4,548	705
Repayments	(17,261)	—	—
Conversion of convertible loans	—	(18,459)	(2,859)
Loss on change in fair value of convertible loan	532	4,346	673
Gain on settlement of convertible loan	(7,162)	—	—
Other comprehensive income -foreign exchange translations	(275)	66	10
Total	2,232	5,674	879

Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers and subsequent amendments to the initial (“ASC 606”).

The Group derives its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e. “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e. “net”). The Group presents value-added taxes as a reduction from revenues.

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers i.e. corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer.

Revenue from physical checkup packages

The Group facilitates corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. Therefore, the Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups and the Group records the net amount that it retains from such completed transaction as revenue.

The Group also enters into arrangements to deliver both cancer screening and detection tests and physical checkup package services. The Group is the principal for the cancer screening and detection tests and the agent for physical checkup package services. Revenues for cancer screening and detection tests and physical checkup are both recognized at a point in time when the performance obligation is satisfied upon delivery of the cancer screening and detection test results to the end customers and completion of physical checkup respectively. As the Group acts as both the principal and agent in the arrangement, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

All revenues are generated in the PRC.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and the customers.

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from corporations and life insurance companies in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. As of December 31, 2020 and June 30, 2021, advance from customers amounted to approximately RMB3,682,000 and RMB5,091,000 (US$788,000), respectively.

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group uses the accelerated method for all awards granted with graded vesting. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

Segment reporting

The Group’s Chief Executive Officer is the chief operating decision-maker that reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment in accordance with ASC 280, Segment Reporting. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and all the Group revenues are derived from within the PRC, no geographical segments are presented.

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the six months ended June 30, 2020 and 2021, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the six months ended June 30, 2020 and 2021, because those share options were anti-dilutive for loss per share.

Risks, Uncertainties and Concentrations

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2020 and June 30, 2021, the aggregate amounts of cash and cash equivalents of approximately RMB2,366,000 and RMB695,000 (US$108,000), respectively, were held at major financial institutions located in the PRC and RMB650,000 and RMB7,884,000 (US$1,221,000), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, derived from sales of the Group’s cancer screening and detection test and physical checkup package services, are exposed to credit risk. As of December 31, 2020, two customers accounted for 49% and 11%

of total accounts receivables, respectively. As of June 30, 2021, two customers accounted for 49% and 23% of total accounts receivables, respectively. The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. The Group is also reliant on contract manufacturers that manufacture key components of its CDA device used in its diagnostic testing.

For the six months ended June 30, 2020, three customers accounted for 23%, 19% and 12% of the total revenues, respectively. For the six months ended June 30, 2021, two customers accounted for 50% and 19% of the total revenues, respectively.

For the six months ended June 30, 2020, two customers accounted for 58% and 20% of total cost, respectively. For the six months ended June 30, 2021, four suppliers accounted for 27%, 23%, 23% and 14% of total cost, respectively. As of December 31, 2020, one supplier accounted for 28% of total accounts payables. As of June 30, 2021 , two suppliers accounted for 36% and 33% of total accounts payables, respectively.

In late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and later spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries imposed travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses resulting in an economic slowdown both in China and worldwide. Although the COVID-19 appeared to be under control in China and our business resumed operation in May 2020, the extent to which the COVID-19 may impact our future financial condition and results of operations will depend on future developments that currently cannot be predicted.

Currency convertibility risk

A significant portion of the Group’s expenses, assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with relevant documents.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.3%, depreciation of 6.3% in the years ended December 31, 2019 and 2020, respectively. There was depreciation of approximately 1.0% for the six months ended June 30, 2021. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company and AnPac US are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents and convertible loans (“CL”) are denominated in US$. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective January 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (“ASU 2016-13”). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Group will adopt ASU 2016-13 on January 1, 2022, and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Group on January 1, 2022, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Group is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

H.     Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”